Exhibit 99.4

Q3 FY11 Management Presentation 18 February 2011

Disclaimer This Management's Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about the Company's future performance; projections of the Company's results of operations or financial condition; statements regarding the Company's plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products; expectations concerning the costs associated with the suspension or closure of operations at any of the Company's plants and future plans with respect to any such plants; expectations that the Company's credit facilities will be extended or renewed; expectations concerning dividend payments; statements concerning the Company's corporate and tax domiciles and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the ASIC; expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; statements about product or environmental liabilities; and statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the Company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company's control. Such known and unknown risks, uncertainties and other factors may cause the Company's actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company's financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the Company's transfer of its corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of the Company's customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the Company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company's current expectations concerning future results, events and conditions. 2

Agenda Overview and Operating Review - Louis Gries, CEO Financial Review - Russell Chenu, CFO Questions and Answers 3 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 48. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet" or "mmsf" and "thousand square feet" or "msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos and ASIC expenses", "EBIT margin excluding asbestos and ASIC expenses", "Net operating profit excluding asbestos, ASIC expenses and tax adjustments", "Diluted earnings per share excluding asbestos, ASIC expenses, and tax adjustments", "Operating profit before income taxes excluding asbestos", "Effective tax rate excluding asbestos and tax adjustments", "EBITDA" and "General corporate costs excluding ASIC expenses and domicile change related costs"). Unless otherwise stated, results and comparisons are of the 3rd quarter and nine months of the current fiscal year versus the 3rd quarter and nine months the prior fiscal year.

Operating Review Louis Gries, CEO

Group Overview The net operating result excluding asbestos, ASIC expenses and tax adjustments for the 3rd quarter ended December 2010 decreased 30% to US$21.0 million The 3rd quarter operating result reflects the seasonal slowdown and continuing difficult conditions in the US housing market and a stronger contribution by the Asia Pacific businesses For the nine months, the net operating result, excluding asbestos, ASIC expenses and tax adjustments decreased 25% to US$82.2 million 5

3rd Quarter Result * Net Sales up 2% to US$182.6 million Sales Volume up 1% to 277.9 mmsf Average Price up 1% to US$657 per msf EBIT down 34% to US$26.3 million EBIT Margin down 7.7 pts to 14.4% 6 USA and Europe Fibre Cement *Comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year

Nine Months Result * Net Sales down 2% to US$616.3 million Sales Volume down 5% to 939.2 mmsf Average Price up 3% to US$656 per msf EBIT down 30% to US$121.8 million EBIT Margin down 7.7 pts to 19.8% 7 USA and Europe Fibre Cement *Comparisons are of nine months of the current fiscal year versus nine months of the prior fiscal year

Average Net Sales Price US$ per MSF USA and Europe Fibre Cement US$656 8 (CHART)

(CHART) USA and Europe Fibre Cement * Excludes impairment charges of US$45.6 million in Q4 FY08 9 EBIT and EBIT Margin* EBIT EBIT Margin

USA Fibre Cement Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau 10

USA and Europe Fibre Cement Primary Growth Performance All market and market share figures are management estimates. 11

3rd Quarter Result * Net Sales up 10% to US$90.0 million Sales Volume down 1% to 99.6 mmsf Average Price up 2% to A$911 per msf EBIT up 16% to US$20.0 million EBIT Margin up 1.1 pts to 22.2% 12 Asia Pacific Fibre Cement *Comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year

Nine Months Result * Net Sales up 20% to US$262.3 million Sales Volume up 5% to 305.7 mmsf Average Price up 3% to A$928 per msf EBIT up 35% to US$60.0 million EBIT Margin up 2.6 pts to 22.9% 13 Asia Pacific Fibre Cement *Comparisons are of nine months of the current fiscal year versus nine months of the prior fiscal year

14 Group 3rd Quarter Summary* *Comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year USA and Europe Fibre Cement results reflected: The seasonal slowdown and ongoing adverse US market environment Higher input costs - primarily pulp and freight Higher unit cost of manufacturing following planned inventory reduction Partially offset by a higher average net sales price and lower SG&A expenses Asia Pacific Fibre Cement results reflected: Solid though moderating operating environment adversely affected by higher interest rates and abnormally heavy rainfall in eastern Australia Increased sales of differentiated products The appreciation of Asia Pacific business currencies against the US dollar

15 US housing starts data provide little evidence that a recovery is underway Total USA Housing Starts - US Census Bureau

Pulp Price Forecast 16 Market commentators increasingly bearish in their forecasts for pulp costs (CHART)

Group Outlook 17 United States Market environment likely to remain challenging No evidence that a recovery in the residential housing construction market is underway Pressure on input costs - particularly pulp While unemployment remains high and consumer confidence low, the company remains wary about predicting the timing of a US residential housing market recovery Asia Pacific Momentum in the Australian housing construction market is likely to moderate due to: Effects of recent rises in interest rates in Australia Slowdown in the level of immigration Near term impact of abnormally heavy rains and consequential flooding in Queensland, Victoria and northern New South Wales The New Zealand and Philippines markets are expected to remain relatively stable

18 Group Outlook Group Strategy The company's key medium term priorities in the US are: Growing primary demand and exterior cladding market share - with focus on repair and remodel and non-metro markets Increasing market penetration of our ColorPlus(r) products Overall Group Strategy The company remains focused on: Delivering primary demand growth Continuing to shift to a higher value product mix Achieving zero to landfill objective Building the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should a stronger than expected recovery eventuate

Financial Review Russell Chenu, CFO

Overview* 20 *Comparisons are of 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year Operations US earnings this quarter were adversely affected by: Lower new housing starts Weakened repair and remodel market High input costs - particularly pulp and freight Unfavourable unit cost absorption due to lower production volume These influences were partially offset by: Higher average net sales price Lower SG&A expenses Asia Pacific earnings this quarter were adversely affected by moderating market conditions in Australia driven by recent increases in interest rates and abnormally heavy rains along the eastern seaboard

Consequences of changes - A$ versus US$ A$/US$ Exchange Rate Favourable impact from translation of Asia Pacific results - Q3 FY11 vs Q3 FY10 Unfavourable impact from corporate costs incurred in Australian dollars - Q3 FY11 vs Q3 FY10 Unfavourable impact from translation of asbestos liability balance - 31 December 2010 vs 31 March 2010 21 Earnings Balance Sheet ^ ^ ^ ^

Results - Q3 22

Results - Q3 (continued) 23 * Includes AICF SG&A, interest income and gain on investments

Results - Nine Months 24

Results - Nine Months (continued) 25 * Includes AICF SG&A, interest income and gain on investments

Segment Net Sales - Q3 26

Segment Net Sales - Nine Months 27

1 Research & development includes "core" research & development expenses and administrative expenses, but excludes product development expenses Segment EBIT - Q3 28

1 Research & development includes "core" research & development expenses and administrative expenses, but excludes product development expenses Segment EBIT - Nine Months 29

Income Tax Expense - Q3 30 * Includes AICF SG&A, interest income and gain on investments

Income Tax Expense - Nine Months 31 * Includes AICF SG&A, interest income and gain on investments

Cash Flow 32

Debt Net debt decreased by US$77.0 million compared to net debt at 31 March 2010 Net debt decreased by US$81.6 million compared to net debt at 30 September 2010 Weighted average remaining term of total facilities of US$265.0 million was 1.7 years at 31 December 2010 down from 1.9 years at 31 December 2009 James Hardie remains well within its financial debt covenants 33 At 31 December 2010

Legacy Issues Update 34 ATO - 1999 Disputed Amended Assessment James Hardie's initial appeal dismissed in September 2010 Appeal to full bench of the Federal Court expected to be heard in 2011 Charge of US$345.2 million effective 1 September 2010 (no impact to net operating cash flow for the nine month period) ASIC Proceedings Court of Appeal judgement handed down on 17 December 2010 Company's appeal dismissed Non-executive directors appeals upheld ASIC and former executives seeking special leave to appeal certain aspects of Court of Appeal judgment to the High Court of Australia Determination of special leave applications expected by August 2011 Asbestos NSW and Australian Governments announced on 7 December 2010 that a standby loan facility of up to A$320 million for the AICF had been formalised Satisfaction of conditions precedent to drawdown currently in process

Asbestos Fund Update - Pro forma at 31 December 2010 (unaudited) 35 *In accordance with the Amended and Restated Final Funding Agreement

Key Ratios 1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses and tax adjustments 2 Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses 3 EPS, Dividend Paid per share, Return on Shareholders' Funds, Return on Capital Employed and Net Debt Payback are reported as annualised on the basis of Nine Months '11 results 4 Excludes payments under the Amended FFA 36

37 Summary USA and Europe Fibre Cement 3rd quarter EBIT decreased by 34% to US$26.3 million due mainly to unfavourable cost absorption and higher input costs partially offset by a higher net sales price and a reduction in SG&A expenses. For the nine months, EBIT fell 30% to US$121.8 million Asia Pacific 3rd quarter EBIT increased 16% to US$20.0 million. Favourable currency exchange rate movements accounted for 13% of this increase. For the nine months EBIT increased 35% to US$60.0 million The Company's net operating profit excluding asbestos, ASIC expense and tax adjustments decreased 30% and 25% in the quarter and nine months respectively to US$21.0 million and US$82.2 million

38 Guidance Management anticipates FY11 full year earnings excluding asbestos, ASIC expenses and tax adjustments to be in the range of US$105 million to US$115 million Management cautions the outlook remains uncertain with US operating environment remaining challenging, Australian conditions moderating and forecasts for input costs, particularly pulp, trending upwards Despite the difficult US market environment the Company continues to perform well operationally and financially. Management and employees remain focused on driving our long term strategies

Questions and Answers

Appendix

Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors Introduce differentiated products to deliver a sustainable competitive advantage 41 Global Strategy

General Corporate Costs - Q3 42

General Corporate Costs - Nine Months 43

EBITDA - Q3 44

EBITDA - Nine Months 45

Capital Expenditure 46

Net Interest Expense 47

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including the Management's Analysis of Results, Media Release and Condensed Consolidated Financial Statements. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness. 48

Financial Ratios Gearing Ratio - Net debt (cash) divided by net debt (cash) plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt (cash) divided by cash flow from operations. Net debt (cash) - Short-term and long-term debt less cash and cash equivalents. 49

Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos and ASIC expenses - EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. 50

Non-US GAAP Financial Measures (continued) Net operating profit excluding asbestos, ASIC expenses and tax adjustments - Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes. 51

Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments - Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. 52

Non-US GAAP Financial Measures (continued) Effective tax rate excluding asbestos and tax adjustments - Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. 53

Non-US GAAP Financial Measures (continued) Adjusted EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate adjusted EBITDA in the same manner as James Hardie has and, accordingly, adjusted EBITDA may not be comparable with other companies. The company has included information concerning adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. 54

Non-US GAAP Financial Measures (continued) General corporate costs excluding ASIC expenses and domicile change related costs - General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. 55

Q3 FY11 Management Presentation 18 February 2011